UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Commission File Number 001-04192

MFC Bancorp Ltd.
(Translation of registrant's name into English)

Floor 21, Millennium Tower, Handelskai 94-96, A-1200, Vienna, Austria
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

News Release

NEWS RELEASE for May 3, 2004 at 7:35AM EST
Contact:	Allen & Caron Inc
	Joseph Allen (investors)	Rene Randall
	(212) 691-8087	(604) 683-8286
	joe@allencaron.com	rrandall@bmgmt.com
or
Len Hall (media)
(949) 474-4300
len@allencaron.com

MFC BANCORP LTD. NAMES TWO NEW DIRECTORS
New Board Members Highlight Companys Expansion of its China Operations

NEW YORK CITY (May 3, 2004) - MFC Bancorp Ltd (Nasdaq:MXBIF and Frankfurt Stock Exchange: MFC GR) announced today the appointment of Shuming Zhao and Dr. Kelvin K. Yao to its Board of Directors.

MFC President Michael J. Smith commented, "We are pleased to announce these two new appointments to our Board of Directors. Shuming Zhao and Dr. Kelvin K. Yao bring strong relationships and many years of broad-based experience in China to MFC Bancorp, and we believe they will make material contributions to our expanding industrial and medical activities in China and the surrounding region."

Shumin Zhao, 52, is Professor and Dean of the School of Business, Nanjing University, and Dean of the School of Graduate Studies, Macau University of Science and Technology, PRC. Since 1997, Zhao also has been a Visiting Professor at the Marshall School of Business at the University of Southern California. The author of more than 20 books and 170 academic papers and articles, Zhao has organized four international symposia on multinational businesses management in China and has lectured throughout the world, including in the U.S., Canada, Japan, the U.K., Germany, the Netherlands, Australia and Singapore. Zhao serves as an independent director on the boards of three other companies, and acts as a management consultant for Chinese and other international firms. Zhao graduated from Nanjing University with a degree in English Language and Literature, and received a Master of Linguistics and Education and a PhD in Higher Education and Human Resource Management from Claremont Graduate University in California.

-MORE-

MFC BANCORP LTD. NAMES TWO NEW DIRECTORS

Dr. Kelvin K. Yao, MD, 53, is a Professor and Chief Executive Officer of the Eye Center and Institute of Ophthalmology at Zhejiang University, Zhejiang Province, PRC. Prior to taking this position, Yao was a visiting scholar at West Virginia University and also at Memphis Eye and Cataract Associates, in the US, and was a clinical Fellow at the Universitats Augenklinik in Basel, Switzerland. Yao has a Doctor of Medicine degree from Shanghai Second Medical University and a Masters Degree in Medicine from Zhejiang Medical University. He is a member of several professional societies, including Vice Board President of the Chinese Society of Cataract and Intraocular Lens Society. Yao is also the recipient of numerous awards and honors, including the Alfred-Vogt Prize of Switzerland, the Science and Technology Advanced Prize (Second Class) of Zhejiang Province, and the Zhejiang Province Outstanding Medical Doctor award.

About MFC Bancorp Ltd.

MFC Bancorp Ltd. owns companies that operate in the financial services industry, and specializes in merchant banking and commodities trading internationally. To obtain further information on the Company, please visit http://www.mfcbancorp.com.

Certain statements included herein are "forward-looking statements'" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC Bancorp Ltd.

/s/ Michael J. Smith
Michael J. Smith, President

Date: May 3, 2004